UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Covol Technologies, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   223575-10-1
                                 (CUSIP Number)

                              James G. Swensen, Jr.
                          39 Exchange Place, Suite 100
                           Salt Lake City, Utah 84111
                                  801-534-0909
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 21, 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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



CUSIP No. 223575-10-1

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         DH Financial, L.C.

2.       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [ ]
         (b) [ ]

3.       SEC USE ONLY




4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E)    [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah

7.       SOLE VOTING POWER

         1,140,439 Shares (including 934,725 Shares issuable under immediately exercisable warrants; and 205,714 additional Shares)

8.       SHARED VOTING POWER

         0 Shares

9.       SOLE DISPOSITIVE POWER

         1,140,439 Shares (including 934,725 Shares issuable under immediately exercisable warrants; and 205,714 additional Shares)


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



10.      SHARED DISPOSITIVE POWER

         0 Shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,140,439 Shares (including 934,725 Shares issuable under immediately exercisable warrants; and 205,714 additional Shares)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.23%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO



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



         This Amendment No. 1 to the Statement on Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of Covol Technologies, Inc., a Delaware corporation (the "Company") held for the accounts of DH Financial, L.C. Capitalized terms not otherwise defined herein have the meanings given tn the Statement on Schedule 13D filed with respect to the reporting date of December 7, 1999. This Amendment is filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

         Item 5 of Schedule 13D is hereby amended and restated in its entirety, as follows:

Item 5.   Interest in Securities of the Issuer

         (a) - (b) As of January 21, 2000, DH Financial, L.C. was the holder of 205,714 Shares and Warrants exercisable for 934,725 Shares (at $0.88 per Share). All Debentures owned by DH Financial, L.C. were redeemed by the Company.

         On the basis of the foregoing, DH Financial, L.C. may be deemed to beneficially own, directly or indirectly, 1,140,439 Shares, or 6.23% of the Company's outstanding Common Stock as of the reporting date. Such calculation is based on the Company's outstanding Shares, after giving effect to Shares issuable upon conversion of the Debentures and upon exercise of the Warrants owned by the Reporting Person.

         Brad Dennis, as co-manager of DH Financial, L.C., and Cory Hair, as co-manager of DH Financial, L.C., may each be deemed to beneficially own, directly or indirectly, the Shares.

         (c) Schedule I lists transactions in the Shares by the Reporting Person since the most recent filing of Schedule 13D, including the name, date, amount of securities involved, and price per unit. Except as otherwise indicated, all dispositions of Shares were executed through market transactions. There were no other transactions in the Shares by the Reporting Person since the most recent filing of Schedule 13D.

         (d) No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

         (e) Not applicable.









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



SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 2000

DH FINANCIAL, L.C.


By:      /s/
   -----------------------------
         Brad Dennis, Co-Manager


By:      /s/
   -----------------------------
         Cory Hair, Co-Manager


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


                                   SCHEDULE I


Title of Security          Transaction               Securities Acquired (A) and Disposed (D)
                              Date                   Number of                          Price
                                                     Shares                             Per Share


Common Stock               12/08/99                       57,500 D                      $0.70
Common Stock               12/09/99                       75,000 D                      $0.70
Common Stock               12/10/99                       20,000 D                      $0.66
Common Stock               12/14/99                       30,000 D                      $0.72
Common Stock               12/29/99                          103 D                      $0.75



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